November 16, 2022

Ken Schuler, Craig Arakawa
Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Albemarle Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 22, 2022
File No. 001-12658

Dear Mr. Schuler and Mr. Arakawa:

In your letter dated November 3, 2022 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for fiscal year ended December 31, 2021 within ten business days or advise you when we would provide a response.

During our telephone conversation with you on November 16, 2022, we advised you that we would like to request an extension of time to provide a response in order to collect additional information to address certain disclosure requests. Accordingly, we respectfully request an extension until Monday, December 5, 2022 to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to contact Scott Tozier at (980) 299-5596.

Sincerely,

ALBEMARLE CORPORATION

/s/ SCOTT A. TOZIER
Scott A. Tozier
Executive Vice President, Chief Financial Officer